UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Section 13(a) -16 or 15(d) - 16 of the Securities Exchange Act of 1934

For the month of February 2017

000-23697

(Commission file number)

EROS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

________________________________________

550 County Avenue

Secaucus, New Jersey 07094

Tel: (201) 558-9021

(Address of principal executive office)

_______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

This report on Form 6-K is being furnished to disclose certain updated business and related information dated February 27, 2017 regarding the Company and its subsidiaries. The information in this Form 6-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934.

Exhibit Index

Exhibit No.	Description

99.1	Updated business and related information dated February 27, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2017	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer